Exhibit 99.1

RENESOLA RECEIVES CONTINUED LISTING STANDARDS NOTICE
FROM THE NEW YORK STOCK EXCHANGE

SHANGHAI, November 8, 2016 -- ReneSola Ltd ("ReneSola" or the "Company") (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today announced that on November 7, 2016, it received notice from the New York Stock Exchange ("NYSE") that the Company did not meet the NYSE’s price criteria for continued listing standard because the average closing price of the Company’s American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30-trading-day period.

Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company's ADSs have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

The Company expects to cure this deficiency within the prescribed timeframe and will duly notify the NYSE of its intention. The Company's ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and oversight by the NYSE. ReneSola is currently in compliance with all other NYSE quantitative continued listing standards. The NYSE notification does not affect the Company's business operations or its Securities and Exchange Commission reporting requirements.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement:

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd
Ms. Rebecca Shen
+86 (21) 6280-9180 x106
ir@renesola.com

The Blueshirt Group Asia
Mr. Gary Dvorchak, CFA
+86 (138) 1079-1480
gary@blueshirtgroup.com

In the United States:

The Blueshirt Group
Mr. Ralph Fong
+1 (415) 489-2195
ralph@blueshirtgroup.com